MESSAGE TO THE SENIOR NOTE HOLDERS

              Norampac Reports Its Second Quarter Results

Saint-Bruno, Quebec - July 21, 2006 ----- Norampac Inc. ("Norampac") reports a net income of $32.7 million or $28.3 million excluding specific items1 for the quarter ended June 30, 2006. This compares to a net income of $6.7 million or $12.3 million excluding specific items for the same period in 2005. As a result of a progressive Canadian corporation income tax rate reduction introduced in the May Federal budget, the net income for the second quarter of 2006 includes a non-recurring $11.5 million deferred income taxes recovery.

Consolidated selected information

(In millions of Canadian dollars)

	Second quarter		First quarter
	2006	2005	2006
Sales	326.1	341.3	304.9
Operating income[1]	31.1	18.0	14.9
Operating income excluding specific items[1]	30.0	24.3	9.1
Net income	32.7	6.7	5.3
Net income excluding specific items[1]	28.3	12.3	1.5

1 - See note on supplemental information on non-GAAP measures

Commenting on the results, Mr. Marc-André Dépin, President and Chief Executive Officer, stated: "Despite the continued strength of the Canadian dollar, we succeeded in improving our profitability due to the recent price increases for our products combined with lower fibre and freight costs. Also, decisions taken last year to permanently shut the paper machine no.1 at our Red Rock facility and to rationalize our corrugated products plants with our recent business acquisitions have both yielded cost savings and synergies". He also added: "The current level of the Canadian dollar compels us to further review profitability levels at some of our paper mills in order to ensure our competitiveness in the North American containerboard market".

Quarterly Highlights

  Compared to last year's corresponding quarter, profitability improved due to better selling prices combined with lower fibre and freight costs, however partially offset by a stronger Canadian dollar, higher energy costs and maintenance costs;
  Compared to the first quarter of 2006, profitability improved due to better selling prices combined with lower fibre and energy costs, however partially offset by a stronger Canadian dollar and higher maintenance costs;
  The Company's North American primary mill capacity utilisation rate was 98% up from 91% in 2005;
  The integration of the corrugated products plants acquired from SPB is progressing steadily; and
  On April 18, 2006, the company acquired approximately 9,000 hectares of wood lots in the Kamouraska region thereby securing a portion of the wood fibre for the Cabano paper mill.

 Sales amounted to $326 million in the second quarter of 2006, compared to $341 million for the corresponding quarter in 2005. Compared to the second quarter of 2005, shipments of containerboard in the second quarter of 2006 were down by 2.7% but up by 8.1% if we do not take into account the volume in 2005 coming from the permanent closure of our paper machine no.1 at Red Rock in September 2005. Shipments of corrugated products for the second quarter of 2006 were approximately at the same level as the second quarter of 2005. Selling prices increased for both the containerboard and the corrugated products segments resulting from the recent market price increases, but were again impacted by a stronger Canadian dollar.

Operating income excluding specific items amounted to $30.0 million in the second quarter of 2006, compared to $24.3 million for the corresponding quarter in 2005. The increase in operating income excluding specific items is mainly attributable to higher selling prices for both the containerboard and the corrugated products segments combined with lower fibre and freight costs.

Six-month period ended June 30

Net income for the six-month period ended June 30, 2006 was $38.0 million or $29.8 million of net income excluding specific items. This compares to net income of $19.1 million or $21.3 million of net income excluding specific items for the same period in 2005.

For the six-month period ended June 30, 2006, sales were $631 million compared to $662 million for the same period in 2005. For the six-month period ended June 30, 2006, shipments for both the containerboard and corrugated products segments were approximately at the same level as the same period in 2005.

For the six-month period ended June 30, 2006, operating income excluding specific items amounted to $39.1 million, compared to $43.3 million for the same period in 2005. If we compare the two six-month periods, the decrease is mainly related to a stronger Canadian dollar, partially offset by higher selling prices combined with lower fibre, freight and energy costs.

Supplemental information on non-GAAP measures

Operating income, operating income excluding specific items and net income excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affect its GAAP measures. The above-mentioned non-GAAP measures provide investors with a measure of performance to compare the Company's results between periods without regard to these specific items. The Company's measures excluding specific items should not be considered in isolation as they have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Specific items are defined as items such as debt restructuring charges, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net income, which is a performance measure defined by Canadian GAAP, is reconciled to operating income in the following table. This table also reconciles the specific items to their nearest measure as computed in the statement of earnings:

(In millions of Canadian dollars)

	Second quarter		First quarter
	2006	2005	2006
Net income	32.7	6.7	5.3
Share of income of equity, accounted investments	-	-	-
Income tax expense (recovery)	(3.5)	3.1	2.1
Interests	6.1	6.1	7.1
Amortization of financing costs	0.3	0.4	0.3
Foreign exchange loss (gain) on long term debt	(4.5)	1.7	0.1

Operating income	31.1	18.0	14.9
Specific items:
Unrealized loss (gain) on derivative financial instruments	(2.2)	1.9	(6.9)
Closure and restructuring costs	0.4	0.2	1.1
Net loss (gain) on disposal of property, plant and equipment	0.7	(0.1)	-
Write-down on property, plant and equipment	-	4.3	-
Operating income excluding specific items	30.0	24.3	9.1
Net income	32.7	6.7	5.3
Specific items:
Unrealized loss (gain) on derivative financial instruments net of related income taxes	(1.5)	1.3	(4.6)
Closure and restructuring costs net of related income taxes	0.3	0.1	0.7
Net loss on disposal of property, plant and equipment net of related income taxes	0.6	-	-
Write-down on property, plant and equipment net of related income taxes	-	2.8	-
Foreign exchange loss (gain) on long-term debt net of related income taxes	(3.8)	1.4	0.1

Net income excluding specific items	28.3	12.3	1.5

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada and France. With annual production capacity of more than 1.45 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX, NYSE) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2005.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information - supplemental non-GAAP measures" section, which is part to the company's financial statements.

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at June 30, 2006	As at December 31, 2005
	(unaudited)
Assets
Current assets
Cash and cash equivalents	11,206	27,156
Accounts receivable and prepaid expenses	225,280	202,476
Income and other taxes receivable	-	2,384
Inventories	133,664	138,537
	370,150	370,553
Property, plant and equipment	845,583	860,574
Goodwill	226,853	229,537
Other assets	39,944	33,285
	1,482,530	1,493,949
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
Balances	21,791	14,509
Trade accounts payable and accrued liabilities	164,324	169,152
Income and other taxes payable	2,821	-
Current portion of long-term debt	447	455
	189,383	184,116
Long-term debt	388,437	412,268
Future income taxes	147,131	154,075
Other liabilities	55,158	59,180
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	1,021	863
Retained earnings	149,938	131,984
Cumulative translation adjustments	(8,538)	(8,537)
	702,421	684,310
	1,482,530	1,493,949

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)

(unaudited)

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Sales	326,101	341,294	631,031	661,788
Cost of goods sold and expenses
Cost of goods sold (excluding depreciation and amortization shown below)	241,787	262,130	479,206	508,095
Loss (gain) on derivative financial instruments (Note 2 )	(1,372)	2,135	(5,441)	4,311
Selling and administrative expenses	33,192	35,194	69,950	70,425
Depreciation and amortization	20,328	19,379	39,245	38,889
Closure and restructuring costs (Note 4)	365	227	1,444	1,153
Net loss (gain) on disposal of property, plant and equipment	675	(68)	641	(6,972)
Write-down on property, plant and equipment	-	4,290	-	4,290
	294,975	323,287	585,045	620,191
Operating income	31,126	18,007	45,986	41,597

Financial expenses
Interests	6,135	6,124	13,201	11,552
Amortization of financing costs	296	373	643	745
Foreign exchange loss (gain) on long-term debt	(4,469)	1,651	(4,384)	2,602
	1,962	8,148	9,460	14,899
	29,164	9,859	36,526	26,698
Income tax expense (recovery)	(3,531)	3,134	(1,428)	8,069
	32,695	6,725	37,954	18,629
Share of income of equity-
accounted investments	-	-	-	464
Net income for the period	32,695	6,725	37,954	19,093

The accompanying notes are an integral part of the financial statements.

Consolidated Statements
of Retained Earnings
(in thousands of Canadian dollars)

(unaudited)
	For the six-month period
	ended June 30,
	2006	2005

Balance, at beginning of period	131,984	202,204
Net income for the period	37,954	19,093
Dividend paid during the period	(20,000)	(30,000)
Balance, at end of period	149,938	191,297

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
(unaudited)
	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Cash flows from:

Operating activities
Net income for the period	32,695	6,725	37,954	19,093
Adjustments for:
Depreciation and amortization	20,328	19,379	39,245	38,889
Future income taxes	(10,277)	(3,574)	(8,469)	(4,694)
Loss (gain) on disposal of property, plant and equipment	675	(68)	641	(6,972)
Write-down on property, plant and equipment	-	4,290	-	4,290
Closure and restructuring costs (Note 4)	365	227	1,444	1,153
Foreign exchange loss (gain) n long term debt	(4,469)	1,651	(4,384)	2,602
Share of income of equity-accounted
investments	-	-	-	(464)
Unrealized loss (gain) on derivative financial instruments	(2,210)	1,934	(9,132)	3,306
Other	(795)	(350)	(1,218)	910
Cash flow from operations	36,312	30,214	56,081	58,113
Changes in non-cash working capital components	(8,674)	(6,018)	(15,546)	(5,156)
Payments of closure and restructuring costs	(2,046)	(204)	(4,574)	(1,079)
	25,592	23,992	35,961	51,878
Financing activities
Net change in revolving bank credit facility	(13,246)	(123)	(11,344)	21,860
Repayments of long-term debt	(71)	(678)	(259)	(900)
Costs related to the renewal of a revolving bank credit facility	-	-	(535)	-
Net change in excess of outstanding
cheques over bank balances	10,708	2,293	7,282	(18,097)
Dividend paid	-	-	(20,000)	(30,000)
	(2,609)	1,492	(24,856)	(27,137)

Investing activities

Additions to property, plant and equipment	(18,550)	(17,114)	(28,169)	(25,559)
Proceeds from disposals of property, plant and equipment	735	122	766	8,880
Other assets, net	(9)	7	529	11
	(17,824)	(16,985)	(26,874)	(16,668)
Change in cash and cash equivalents
during the period	5,159	8,499	(15,769)	8,073

Translation adjustment with respect
to cash and cash equivalents	193	116	(181)	186

Cash and cash equivalents at
beginning of period	5,854	13,163	27,156	13,519
Cash and cash equivalents at
end of period	11,206	21,778	11,206	21,778
Supplemental information
Cash and cash equivalents paid (received) for:
Interest	10,023	10,980	11,529	11,348
Income taxes	(750)	2,368	494	9,319

The accompanying notes are an integral part of the financial statements.

Selected Segmented Information
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Sales
Containerboard	173,022	179,700	336,181	354,354
Corrugated products	260,973	260,687	501,481	499,054
Total for reportable segments	433,995	440,387	837,662	853,408
Other activities and unallocated amounts	19,603	22,145	37,613	40,862
Intersegment sales	(127,497)	(121,238)	(244,244)	(232,482)
Consolidated sales	326,101	341,294	631,031	661,788

Operating income before
depreciation and amortization
Containerboard	21,528	7,706	34,488	18,880
Corrugated products	23,781	23,341	45,397	51,901
Total for reportable segments	45,309	31,047	79,885	70,781
Other activities and unallocated amounts	6,145	6,339	5,346	9,705

Consolidated operating income before depreciation and amortization	51,454	37,386	85,231	80,486

Depreciation and amortization	20,328	19,379	39,245	38,889
Consolidated operating income	31,126	18,007	45,986	41,597

Additions to property, plant and equipment
Containerboard	12,017	5,455	15,397	6,404
Corrugated products	5,676	4,865	11,640	11,713
Total for reportable segments	17,693	10,320	27,037	18,117
Other activities and unallocated amounts	857	6,794	1,132	7,442
Consolidated additions to property, plant and equipment	18,550	17,114	28,169	25,559

Notes to interim consolidated financial statements

(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting
Principles and contains all adjustments necessary to present fairly
Norampac Inc.'s (the Company) financial position as at June 30, 2006 and December 31, 2005 as well as its results of operations and its cash flow for the three-month periods and six-month periods ended June 30, 2006 and 2005.

The interim consolidated financial statements and notes do not contain all disclosures in annual financial statements. Accordingly, they should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

Note 2 Loss (gain) on derivative financial instruments

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Unrealized loss (gain) on derivative financial instruments	(1,900)	2,478	(8,510)	4,379
Realized loss on derivative financial instruments	838	201	3,691	1,005
Amortization of transitional deferred unrealized gain	(310)	(544)	(622)	(1,073)

	(1,372)	2,135	(5,441)	4,311

Note 3 Employee future benefits

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Net periodic expense for defined benefit pension plans	1,099	1,052	2,188	2,166
Net periodic expense for other employee future benefit plans	1,392	927	2,464	1,831
Net periodic expense for defined contribution pension plans	1,646	1,530	2,888	2,847

Note 4 Closure and restructuring costs

The following table provides a reconciliation of all closure and restructuring cost provisions related to the closure of the Montreal corrugated products plant and the restructuring activities of the Red Rock containerboard plant.

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Balance at beginning of period	1,907	51	3,356	-

Additional provision	365	227	1,444	1,153
Severance payments	(2,001)	(7)	(4,499)	(722)
Other closure and restructuring costs payments	(45)	(197)	(75)	(357)

Balance at end of period	226	74	226	74

Note 5 Reclassified items

Certain reclassifications have been made to the prior quarterly's consolidated financial statements to conform to the presentation adopted in the current quarterly financial statements.

Supplemental non-GAAP measures

Operating income and operating income before depreciation and amortization are not measures of performance under Canadian or U.S. GAAP.
The Company believes that, in addition to cash flow from operations, and net income, operating income and operating income before depreciation and amortization are useful financial performance measurements for assessing operating performance as they provide an additional basis to evaluate the Company's operating performance and ability to incur and service debt and to fund capital expenditures. Operating income and operating income before depreciation and amortization should not be construed as an alternative to net income (as determined in accordance with Canadian or
U.S. GAAP)or as an indicator of the Company's operating performance or as an alternative to cash flows from operating, investing and financing activities
(as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all company's cash needs. The Company's method of calculating operating income and operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income and operating income before depreciation and amortization to net income and net cash provided by operating activities, which the Company believes to be the closest GAAP performance and liquidity measures to operating income and operating income before depreciation and amortization.

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Net income	32,695	6,725	37,954	19,093
Share of income of equity-accounted investments	-	-	-	(464)
Income tax expense (recovery)	(3,531)	3,134	(1,428)	8,069
Financial costs
Interests	6,135	6,124	13,201	11,552
Amortization of financing costs	296	373	643	745
Foreign exchange loss (gain) on long-term debt	(4,469)	1,651	(4,384)	2,602
Operating income	31,126	18,007	45,986	41,597
Depreciation and amortization	20,328	19,379	39,245	38,889
Operating income before depreciation and amortization	51,454	37,386	85,231	80,486

Cash flow from operating activities	25,592	23,992	35,961	51,878
Changes in non-cash working
capital components	8,674	6,018	15,546	5,156
Depreciation and amortization	(20,328)	(19,379)	(39,245)	(38,889)
Current income tax expense	6,746	6,708	7,041	12,763
Interests	6,135	6,124	13,201	11,552
Unrealized gain (loss) on derivative financial instruments	2,210	(1,934)	9,132	(3,306)
Closure and restructuring costs	(365)	(227)	(1,444)	(1,153)
Payments of closure and restructuring costs	2,046	204	4,574	1,079
Other non cash adjustments	1,091	723	1,861	(165)
Loss (gain) on disposal of property, plant and equipment	(675)	68	(641)	6,972
Write-down on property, plant and equipment	-	(4,290)	-	(4,290)
Operating income	31,126	18,007	45,986	41,597
Depreciation and amortization	20,328	19,379	39,245	38,889
Operating income before depreciation and amortization	51,454	37,386	85,231	80,486

Shipments

Containerboard third party (in short tonnes)	160,799	159,374	325,900	327,590
Containerboard intersegment (in short tonnes)	198,850	210,058	392,989	399,414
Corrugated products (in thousands of square feet)	3,553,878	3,582,128	6,849,678	6,843,024